FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Enters the TA-100 Index of the Tel Aviv Stock Exchange in Recognition of its Strong Financial Performance

PRESS RELEASE

Magic Software Enters the TA-100 Index of the Tel Aviv Stock Exchange in Recognition of its Strong Financial Performance

Or Yehuda, Israel, December 15, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today that it has been included in the Tel-Aviv Stock Exchange (TASE) TA-100 Index.

The TA-100 Index is the TASE's leading index. It tracks the leading 100 shares, based on a range of criteria, including highest market capitalization and broadest shareholder diversity.

Commenting on the announcement, Guy Bernstein, CEO of Magic Software, said: “We are pleased to have been recognized by TASE as one of the top 100 leading companies. I am convinced that our shareholders will gain greater value from their investment in Magic, and will continue to enjoy the benefits of our financial growth. Being included in the TASE TA-100 Index represents a clear indication that we are regarded in the market as a large and well-respected company with impressive financial performance and heightened investor interest.”

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About the Tel Aviv Stock Exchange

The Tel Aviv Stock Exchange fulfils a major role in the Israeli economy, raising capital to finance investments and activities, and enabling the government to bring the public into its companies as they are privatized. The state-of-the-art exchange is also home to the local investment community and securities sector.

For more information, visit www.tase.co.il/TaseEng.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Enters the TA-100 Index of the Tel Aviv Stock Exchange in Recognition of its Strong Financial Performance

Exhibit 10.1